UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 30 September 2013

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan, the Company’s Senior Executive Share Option Plan and Performance Share Plan and Ms Mahlan and Messrs Walsh and Menezes and PDMRs inform the Company of their interests therein.

(6 September 2013)

Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (23 September 2013)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 September 2013)

Announcement

Company notified of transactions in respect of the Company’s Performance Share Plan, Discretionary Incentive Plan and Diageo Executive Long Term Incentive Plan and Mr Menezes, Ms Mahlan and PDMRs inform the Company of their interests therein.

(24 September 2013)

Announcement Company announces additional listing. (11 September 2013)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (24 September 2013)

Announcement

Messrs Blazquez, Fennell, Gosnell and Ms Manz, persons discharging managerial responsibilities (PDMRs) inform the company of their beneficial interests under the company’s UK Sharesave Plan 2010.

(11 September 2013)

Announcement Mr Schwartz informs the Company of his beneficial interests. (25 September 2013)

Announcement Mr Kennedy informs the Company of his beneficial interests. (12 September 2013)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (25 September 2013)

Announcement Company announces purchase of shares to be held in nominee accounts to satisfy grants made under employee share plans. (12 September 2013)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (26 September 2013)

Announcement Company announces purchase of own shares to be held in nominee accounts to satisfy grants made under employee share plans. (13 September 2013)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (27 September 2013)

Announcement Company announces purchase of own shares to be held in nominee accounts to satisfy grants made under employee share plans. (16 September 2013)	Announcement Ms Wood informs the Company of her beneficial interests. (25 September 2013)

Announcement Company announces lodgement of documents for inspection and result of AGM. (20 September 2013)	Announcement Company announces total voting rights. (30 September 2013)

Announcement Ms Manz informs the company of her beneficial interests. (20 September 2013)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (30 September 2013)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 11 October 2013	By: /s/ V Cooper
Name: V Cooper
Title: Senior Company Secretarial Assistant

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:47 06-Sep-2013
Number	31542-8C0B

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 5 September 2013 that:

 1. the directors and Persons Discharging Managerial Responsibilities ("PDMRs") shown below, together with other eligible employees, were awarded ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 5 September 2013, under the Diageo Share Incentive Plan (the "SIP"), an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	No. of Ordinary
Shares

D Mahlan	151

P S Walsh	151

Name of PDMR	No. of Ordinary
Shares

N Blazquez	151

A Fennell	151

D Gosnell	151

A Manz	151

A Morgan	151

S Moriarty	151

L Wood	151

I Wright	151

The Ordinary Shares were awarded at no cost to Plan participants ("Freeshares"), to a value based on a percentage of the participant's salary on 30 June 2013 and the Company's profits for the financial year ended 30 June 2013, subject to a maximum per SIP participant of £3,000 in value per tax year. Freeshares are awarded annually and cannot normally be disposed of for a period of three years after the award date.

 2. that the directors and PDMRs shown below, were granted the following options over the Company's Ordinary Shares or American Depositary Shares ("ADS")* on 5 September 2013, under the Company's Senior Executive Share Option Plan (the "SESOP"), approved by shareholders on 15 October 2008:

Name of Director	No. of Ordinary
Shares

D Mahlan	135,022

No. of ADS

I Menezes	46,239

Name of PDMR	No. of Ordinary
Shares

N Blazquez	59,253

A Fennell	56,101

G Ghostine	56,317

D Gosnell	49,041

A Manz	29,248

A Morgan	62,753

S Moriarty	43,494

L Wood	41,603

No. of ADS

A Gavazzi	12,168

J Kennedy	11,656

S Saller	12,168

L Schwartz	13,121

Each option was granted at a price of £19.83 per Ordinary Share (or $123.27 per ADS) and is exercisable between 5 September 2016 and 4 September 2023, subject to the satisfaction of performance criteria.

 3. the directors and PDMRs shown below acquired an interest in Ordinary Shares or ADSs in the form of awards on 5 September 2013, under the Company's Performance Share Plan (the "PSP"), approved by shareholders on 15 October 2008, as follows:

Name of Director	No. of Ordinary
Shares

D Mahlan	110,241

No. of ADS

I Menezes	47,484

Name of PDMR	No. of Ordinary
Shares

N Blazquez	54,426

A Fennell	51,531

G Ghostine	51,729

D Gosnell	45,046

A Manz	22,388

A Morgan	57,640

S Moriarty	39,951

L Wood	38,214

No. of ADS

A Gavazzi	11,246

J Kennedy	10,772

S Saller	11,246

L Schwartz	14,822

The performance period commenced on 1 July 2013 and, subject to the rules of the PSP and the satisfaction of performance conditions, the awards will vest in September 2016.

As a result of the above awards of Ordinary Shares under the SIP the interests of those directors and PDMRs in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares

D Mahlan	137,278 (of which 136,467 are held as ADS)

P Walsh	784,820

Name of PDMR	No. of Ordinary Shares

N Blazquez	71,362

A Fennell	28,210

D Gosnell	110,734

A Manz	8,339

A Morgan	96,739

S Moriarty	28,928

L Wood	1,802

I Wright	56,484

The interests in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) of the remaining director and PDMRs are unchanged.

*1 ADS is the equivalent of 4 Ordinary Shares.

J Nicholls

Deputy Company Secretary

6 September 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:05 10-Sep-2013
Number	31403-B080

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

 1. It received notification on 10 September 2013 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 September 2013 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	11

PS Walsh	9

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 September 2013 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	11

D Gosnell	9

A Morgan	9

S Moriarty	11

L Wood	9

I Wright	9

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £19.88.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

 2. It received notification on 10 September 2013 that Dr FB Humer, a director of the Company, had purchased 416 Ordinary Shares on 10 September 2013 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £19.88.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	48,109

D Mahlan	137,289 (of which 136,467 are held as ADS)

PS Walsh	784,829

Name of PDMR	Number of Ordinary Shares

N Blazquez	71,373

D Gosnell	110,743

A Morgan	96,748

S Moriarty	28,939

L Wood	1,811

I Wright	56,493

J Nicholls

Deputy Company Secretary

10 September 2013

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Irish Stock Exchange Blocklisting
Released	14:46 11-Sep-2013
Number	31444-6EF3

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 4.5.5 of the Irish Stock Exchange Listing Rules

Diageo plc - Additional Listing

In conformity with Paragraph 4.5.5 of the Irish Stock Exchange Listing Rules, Diageo plc (the "Company") would like to notify the market of the following:

Application has been made to the Irish Stock Exchange ("ISE") for the Block Listing of 800,000 ordinary shares of 28 101/108 pence ("Ordinary Shares") each fully paid, ranking pari passu with the existing issued Ordinary Shares of the Company:

Of these, 300,000 Ordinary Shares are to be admitted to trading on the Main Securities Market of the ISE upon allotment in connection with the Diageo plc Associated Companies Share Option Plan and 500,000 Ordinary Shares are to be admitted to trading on the Main Securities Market of the ISE upon allotment in connection with the Diageo plc Associated Companies Share Incentive Plan.

J Nicholls

Deputy Company Secretary

11 September 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:49 11-Sep-2013
Number	31548-5494

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 3.1.4 OF

THE DISCLOSURE RULES

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 11 September 2013 that the following Persons Discharging Managerial Responsibility ("PDMR") named below were granted options to subscribe for ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Company's UK Sharesave Plan 2010 on 11 September 2013, namely:

Name of PDMR	No. of Ordinary Shares	Dates Option Exercisable between

N Blazquez	371	1 December 2018 and 31 May 2019

A Fennell	557	1 December 2018 and 31 May 2019

D Gosnell	557	1 December 2016 and 31 May 2017

A Manz	66	1 December 2016 and 31 May 2017

Each option has been granted at a price of £16.15 per Ordinary Share.

As a result of the above transactions the interests of PDMRs in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are unchanged.

J Nicholls

Deputy Company Secretary

11 September 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:22 12-Sep-2013
Number	31321-CF59

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 11 September 2013 that John Kennedy, a person discharging managerial responsibilities ("PDMR"), exercised options on 11 September 2013 over American Depositary Shares in the Company ("ADS")* under the Company's Diageo Share Option Plan as set out below:

No. of ADS	Date of grant	Price per ADS

5,888	18 September 2007	$84.53

4,572	16 September 2008	$74.16

Of the shares arising, Mr Kennedy sold 10,197 at a price per ADS of $124.84. Mr Kennedy retains the balance of 263 ADS.

As a result of the above transactions, Mr Kennedy's interests in the ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased to 24,238 (of which 19,642 are held as ADSs).

John Nicholls

Deputy Company Secretary

12 September 2013

*1 ADS is the equivalent of 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:00 12-Sep-2013
Number	8959N17

RNS Number : 8959N

Diageo PLC

12 September 2013

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 267,012 ordinary shares of 28 101/108 pence each ("Ordinary Shares") at a price of 1987.61 pence per share. The purchased shares will be held in the employee share nominee accounts for the purpose of satisfying share awards made under the Company's share incentive plan.

This information is provided by RNS

The company news service from the London Stock Exchange

END

POSELLFFXKFEBBK

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:02 13-Sep-2013
Number	0099O17

RNS Number : 0099O

Diageo PLC

13 September 2013

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 267,214 ordinary shares of 28 101/108 pence each ("Ordinary Shares") at a price of 2000.28 pence per share. The purchased shares will be held in the employee share nominee accounts for the purpose of satisfying share awards made under the Company's share incentive plan.

This information is provided by RNS

The company news service from the London Stock Exchange

END

POSQXLFFXKFBBBF

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:57 16-Sep-2013
Number	1273O16

RNS Number : 1273O

Diageo PLC

16 September 2013

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 87,541 ordinary shares of 28 101/108 pence each ("Ordinary Shares") at a price of 2019.78 pence per share. The purchased shares will be held in the employee share nominee accounts for the purpose of satisfying share awards made under the Company's share incentive plan.

This information is provided by RNS

The company news service from the London Stock Exchange

END

POSEQLFFXKFEBBD

Company	Diageo PLC
TIDM	DGE
Headline	Result of AGM
Released	12:53 20-Sep-2013
Number	31253-3BFC

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPHS 9.6.3(1) and 9.6.18 OF THE LISTING RULES

Diageo plc (the "Company") announces that:

1.	in accordance with Listing Rule 9.6.3(1), copies of the resolutions (other than those resolutions comprising ordinary business) passed by the Company at its Annual General Meeting (`AGM') held on 19 September 2013 have been uploaded to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

2.	voting on the resolutions put to the Company's AGM was as follows (all the resolutions were passed):

			VOTES		VOTES
RESOLUTION	VOTES FOR	%*	AGAINST	%*	WITHELD

1) Report and Accounts	1,742,239,856	99.44%	9,854,951	0.56%	75,440,459

2) Directors' Remuneration Report	1,595,322,555	88.17%	214,086,018	11.83%	18,126,693

3) Declaration of final dividend	1,824,379,472	99.98%	309,750	0.02%	2,845,879

4) Re-election of P B Bruzelius	1,794,814,507	99.01%	18,003,956	0.99%	14,713,465

5) Re-election of L M Danon	1,802,545,154	99.43%	10,383,782	0.57%	14,602,242

6) Re-election of Lord Davies	1,811,580,166	99.29%	12,946,765	0.71%	3,005,031

7) Re-election of Ho KwonPing	1,811,082,417	99.26%	13,438,037	0.74%	3,007,857

8) Re-election of B D Holden	1,817,458,135	99.61%	7,106,226	0.39%	2,967,601

9) Re-election of Dr F B Humer	1,797,511,475	98.51%	27,149,032	1.49%	2,870,673

10) Re-election of D Mahlan	1,820,038,310	99.75%	4,475,916	0.25%	3,016,986

11) R-election of I M Menezes	1,823,526,963	99.94%	1,045,006	0.06%	2,959,211

12) Re-election of P G Scott	1,817,398,560	99.61%	7,150,070	0.39%	2,981,822

13) Appointment of Auditor	1,792,514,193	99.28%	12,976,320	0.72%	22,039,027

14) Remuneration of Auditor	1,814,097,980	99.63%	6,764,256	0.37%	6,661,753

15) Authority to allot shares	1,793,133,244	98.31%	30,810,779	1.69%	3,588,455

16) Disapplication of pre-emption rights	1,811,825,368	99.38%	11,390,955	0.62%	4,316,155

17) Authority to purchase own ordinary shares	1,817,170,234	99.61%	7,120,788	0.39%	3,237,400

18) Authority to make political donations/ expenditure in the EU**	1,751,702,358	96.37%	65,983,954	3.63%	9,842,108

19) Reduced notice for a general meeting other than an annual general meeting**	1,558,422,111	85.44%	265,471,485	14.56%	3,634,824

J Nicholls

Deputy Company Secretary

20 September 2013

Notes

*As a percentage of the aggregate of votes For plus votes Against (excluding votes Withheld).

**Resolutions other than those concerning ordinary business.

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:59 20-Sep-2013
Number	31459-AB7E

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 19 September 2013 that on 19 September 2013 the Company released ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") to the following person discharging managerial responsibilities ("PDMR") in respect of awards made under the Company's discretionary incentive plan ("DIP") on 17 September 2009:

		Number of	Balance of Ordinary
	Number of Ordinary	Ordinary Shares	Shares retained and
Name of PDMR	Shares released	sold#	beneficially owned

A Manz	7,878	3,712	4,166

The Ordinary Shares were sold at a price per share of £20.21.

As a result of the above transactions, Ms Manz's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 12,505.

J Nicholls

Deputy Company Secretary

20 September 2013

# Ordinary Shares sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the DIP.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:00 23-Sep-2013
Number	6887O17

RNS Number : 6887O

Diageo PLC

23 September 2013

Dear All

Diageo plc ('the Company') announces that it has today purchased through UBS 424,124 ordinary shares at a price of 2045.3619 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 424,124 from 1st July 2013 to today's date.

Following the above purchase, the Company holds 239,912,269 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,514,273,745.

This information is provided by RNS

The company news service from the London Stock Exchange

END

POSEXLFLXKFEBBK

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:16 24-Sep-2013
Number	31516-0143

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 23 September 2013 that on 20 September 2013:

1.	the Company released ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") and American Depositary Shares ("ADSs")* to the following directors and persons discharging managerial responsibility ("PDMRs") under the Company's performance share plan ("PSP"). The awards were made on 20 September 2010 and vested at a level of 95%. Also released were the Ordinary Shares and ADSs that were accrued in respect of notional dividends under the PSP during the period. The balance of each award has lapsed.

Number of
		Ordinary		Balance of
		Shares in	Number of	Ordinary
	Number of	respect of	Ordinary	retained and
Name of	Ordinary	notional	Shares	beneficially
Director	Shares	dividend	sold#	owned

D Mahlan	159,565	11,286	80,502	90,349

Balance of ADS
retained and
Name of			Number of ADS	beneficially
Director	Number of ADS		sold#	owned

I Menezes	44,032	3,093	23,386	23,739

		Number of		Balance of
	Number of	ADS in		Ordinary Shares
	Ordinary	respect of	Number of	retained and
	Shares	notional	Ordinary Shares	beneficially
Name of PDMR	released	dividend	sold#	owned

N Blazquez	70,971	5,019	75,990	0

A Fennell	74,405	5,262	37,538	42,129

A Gavazzi	16,209	1,146	4,785	12,570

G Ghostine	83,771	5,925	31,473	58,223

D Gosnell	72,803	5,149	36,730	41,222

A Manz	6,327	447	279	6,495

A Morgan	103,598	7,327	52,266	58,659

S Moriarty	7,153	505	3,609	4,049

I Wright	37,505	2,652	40,157	0

		Number of
		ADS in		Balance of ADS
		respect of		shares retained
	Number of ADS	notional	Number of ADS	and beneficially
Name of PDMR	released	dividend	shares sold#	owned

J Kennedy	4,275	300	2,232	2,343

S Saller	5,182	364	2,705	2,841

L Schwartz	19,285	1,354	10,671	9,968

The Ordinary Shares were sold at a price per share of £20.62 and the ADSs were sold a price per ADS of $130.17.

2.	the Company released Ordinary Shares and ADSs to the following PDMRs in respect of awards made under the Company's discretionary incentive plan ("DIP") on 20 September 2010.

		Number of	Balance of Ordinary
	Number of Ordinary	Ordinary Shares	Shares retained and
Name of PDMR	Shares released	sold#	beneficially owned

A Morgan	9,218	4,344	4,874

			Balance of ADS
	Number of ADS	Number of ADS	retained and
Name of PDMR	released	sold#	beneficially owned

A Gavazzi	1,699	469	1,230

S Saller	3,484	1,700	1,784

3.	the Company released Ordinary Shares and ADSs to the following PDMRs under the Diageo Executive Long Term Incentive Plan ("DELTIP"). The awards were made on 20 September 2010 in the form of restricted stock units ("RSUs").

			Balance of ADS
	Number of ADS	Number of ADS	retained and
Name of PDMR	released	sold#	beneficially owned

A Gavazzi	2,739	756	1,983

A Manz	2,187	92	2,095

S Moriarty	2,473	1,166	1,307

Name of PDMR	Number of ADS	Number of ADS	Balance of ADS
	sold#	retained and	released
			beneficially owned

J Kennedy	2,479	1,210	1,269

S Saller	1,437	701	736

As a result of the above transactions the interests of the directors and PDMRs in the Company's Ordinary Shares and ADS's (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares

D Mahlan	227,638 (of which 136,467 are held as ADS)

I Menezes	599,561 (of which 506,563 are held as ADS)

Name of PDMR	No. of Ordinary Shares

N Blazquez	71,373

A Fennell	70,339

A Gavazzi	30,529 (of which 9,040 are held as ADS)

G Ghostine	164,546 (of which 33,207 are held as ADS)

D Gosnell	151,965

J Kennedy	38,686 (of which 34,090 are held as ADS)

A Manz	21,095

A Morgan	160,281

S Moriarty	34,295

I Wright	56,493

Name of PDMR	No. of ADS*

S Saller	10,662

L Schwartz	32,920**

J Nicholls

Deputy Company Secretary

24 September 2013

*1 ADS is the equivalent of 4 Ordinary Shares.

# Ordinary Shares/ADS have been sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the PSP, DIP and also the DELTIP. With the exception of Messrs N Blazquez and I Wright both of whom sold all their shares in respect of awards under their PSP.

** The above interests for L Schwartz's include 2,099 additional ADSs following his annual validation of his 401K account.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:59 24-Sep-2013
Number	8003O16

RNS Number : 8003O

Diageo PLC

24 September 2013

Diageo plc ('the Company') announces that it has today purchased through UBS 600,000 ordinary shares at a price of 2030.5301 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 1,024,124 from 1st July 2013 to today's date. Following the above purchase, the Company holds 240,321,623 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,513,869,143.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:32 25-Sep-2013
Number	31532-C907

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 25 September 2013 that Larry Schwartz, a person discharging managerial responsibilities ("PDMR"), exercised options on 24 September 2013 over American Depository Shares in the Company ("ADS")* granted under the Company's Senior Executive Share Option Plan as set out below:

No. of ADSs	Date of grant	Price per ADS

21,613	20 September 2010	$67.84

Mr Schwartz subsequently sold 21,396 ADSs on 24 September 2013 at a price per ADS of $130.11. As a result of the above transactions, Mr Schwartz's interests in the Company's ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 33,137.

J Nicholls

Deputy Company Secretary

25 September 2013

*1 ADS is equal to 4 Ordinary Shares of 28 101/108 pence each in the Company

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:17 25-Sep-2013
Number	9215O17

RNS Number : 9215O

Diageo PLC

25 September 2013

Diageo plc ('the Company') announces that it has today purchased through UBS 600,000 ordinary shares at a price of 1991.6986 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 1,624,124 from 1st July 2013 to today's date. Following the above purchase, the Company holds 240,880,919 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,513,309,847.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:17 26-Sep-2013
Number	0492P17

RNS Number : 0492P

Diageo PLC

26 September 2013

Diageo plc ('the Company') announces that it has today purchased through UBS 422,828 ordinary shares at a price of 1989.3837 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 2,046,952 from 1st July 2013 to today's date.

Following the above purchase, the Company holds 241,298,490 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,512,893,476.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:11 27-Sep-2013
Number	1721P17

RNS Number : 1721P
Diageo PLC
27 September 2013

Diageo plc ('the Company') announces that it has today purchased through UBS 541,276 ordinary shares at a price of 1971.6001 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 2,588,228 from 1st July 2013 to today's date. Following the above purchase, the Company holds 241,824,960 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,512,367,006.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:20 30-Sep-2013
Number	31320-8AF9

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 27 September 2013 that Leanne Wood, a person discharging managerial responsibility ("PDMR"), exercised options on 26 and 27 September 2013 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") as follows:

Company Plan Ordinary	No. of Ordinary shares	Date of grant	Price per Share

Diageo Share Option Plan	8,321	16 September 2008	£10.35

Diageo Executive Long Term Incentive Plan	1,100	20 September 2010	£10.80

Subsequently, on 26 September 2013, Ms Wood sold 1,070 Ordinary Shares at a price per Ordinary share of £19.87 and on 27 September she sold a further 8,071 Ordinary Shares at a price per Ordinary Share of £19.63. She retains the balance of 280 Ordinary Shares.

As a result of the above transactions, Ms Wood's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 2,091.

J Nicholls

Deputy Company Secretary

30 September 2013

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	13:27 30-Sep-2013
Number	31325-0C1B

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,191,966 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 241,815,539 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,512,376,427 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

30 September 2013

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:59 30-Sep-2013
Number	3232P16

RNS Number : 3232P

Diageo PLC

30 September 2013

Diageo plc ('the Company') announces that it has today purchased through UBS 600,000 ordinary shares at a price of 1963.3367 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 3,188,228 from 1st July 2013 to today's date.

Following the above purchase, the Company holds 242,415,539 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,511,776,427.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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